Monday, August 17, 2009

Mr Patrick Gilmore

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re :

Forms 10-K/10-Q

File No 333-06718

Dear Sir,

In response to your comments dated July 28 2009, please be informed that we intend to file our own comments and answers by August 24, 2009.

My recent hospitalization has considerably delayed all work in progress but we expect to have caught up with our regular schedule in the next two weeks.

Yours truly,

Claude Gingras

Vice president

Corporate Affairs

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